803-190

40-202A/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06037833

Application for an Order
Under Section 202(a)(11)(F) of
the Investment Advisers Act of 1940
Declaring the Applicants To Be Persons Not
Within the Intent of the Investment Advisers Act

Applicants:

Bear Creek Inc.
Gates Capital Partners, LLC

Direct any Communication, Notice and Order to:

Bear Creek Inc.
P.O. Box 4430
199 E. Pearl Street, Suite 102
Jackson, Wyoming 83001
Attention: Christopher Hawks, Esq.

Gates Capital Partners, LLC
3575 Cherry Creek North Drive
Denver, Colorado 80209
Attention: Merial Currier

With copies to counsel for the Applicants to:

Alfred C. Chidester, Esq.
Baker & Hostetler LLP
303 East 17th Avenue, Suite 1100
Denver, Colorado 80203,
(303) 861-0600

Robert M. Loesch, Esq.
Baker & Hostetler LLP
1900 East 9th Street, 3200 National City Center
Cleveland, Ohio 44114
(216) 861-7594

Dated: May 19, 2006

TABLE OF CONTENTS

I. SUMMARY OF RELIEF REQUESTED

Gates Capital Management LLC, a Colorado limited liability company ("GCM"), was formed in the summer of 1996 to provide administrative services (i.e., to perform the functions typically performed by a "family office" company) to the family of Charles C. Gates and Hazel R. Gates, as more fully described below. On October 1, 1998, GCM formed a wholly owned subsidiary, Bear Creek Inc., a Wyoming corporation ("Bear Creek"), to act as trustee for the Family trusts then in existence as well as any new family trusts formed in the future by and for the sole benefit of members of the family. On September 20, 2005, Gates Capital Partners, LLC, a Colorado limited liability company ("GCP"), was formed as a wholly owned subsidiary of GCM to provide investment advice to the Gates family by advising and managing Evergreen 37, LLC, a Wyoming limited liability company ("Evergreen"), and by advising individual Gates family members and trusts. Evergreen was recently formed by the Gates family to facilitate the family's investments in private equity and alternative investments.

Bear Creek previously applied for, and received, an Order of the Securities and Exchange Commission (the "Commission") pursuant to Section 202(a)(11)(F) of the Investment Advisers Act of 1940 (the "Act"),[1] declaring that Bear Creek is a person not within the intent of the Act and not required to maintain its registration as an investment adviser. The Commission issued an Order for Bear Creek[2] in the spring of 2001. In the prior application for the prior Order, among other things, Bear Creek represented that it was formed to serve only the Gates family by acting as trustee of Gates family trusts and future formed trusts and providing the investment-related services to the Gates family trusts that represent only a small part of Bear Creek's overall activities and are limited to trust administration, selection of third-party subadvisers and preparation of quarterly reports.

This new Application covers both Bear Creek and GCP and requests an Order pursuant to Section 202(a)(11)(F) of the Act for both of them for the same primary reason that Bear Creek originally sought and received an Order – i.e., that any investment-related services given by the Applicants will be limited to the Gates family. In addition, this new Application also requests that the Order grant relief from the Applicants having to register as investment advisers if they provide investment advice to (i) a limited number of the Applicants' senior level employees who are primarily responsible for providing the Applicants' investment advice and who invest in Evergreen or Gates family private investment pools similar to Evergreen that may be formed in the future ("Future Family Investment Pools") and (ii) the Future Family Investment Pools.

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[1] Unless otherwise indicated, references to Sections are to sections of the Act.

[2] Bear Creek Inc. (Investment Advisers Act Release No. 1931 (March 9, 2001)).

II. DESCRIPTION OF BEAR CREEK AND GATES CAPITAL PARTNERS, LLC

Background

Beginning in 1935, Charles C. Gates started making legal arrangements to assure that the welfare of his family was secure by creating a family trust and granting to that trust stock in the family business, Gates Rubber Company. Since that time other trusts have been created by Charles C. Gates and his wife, Hazel R. Gates (both now deceased), and their lineal descendants and the spouses of such descendants for the benefit of Mr. and Mrs. Gates and their lineal descendants and the spouses of such lineal descendants. In this Application references to the "Family" when referring to individuals refer to such lineal descendants and their spouses. References to the "Family" when referring to entities refer to (a) trusts established by and for the sole benefit of individual Family members, (b) charitable trusts established by Mr. and Mrs. Gates or individual members of the Family and (c) companies wholly owned by such trusts or individual members of the Family.

Prior to 1999, the administration of the Family trusts was performed by members of the Family, as trustees, with administrative assistance provided by members of the Gates Rubber Company staff. The Gates Rubber Company was transferred in a tax-free stock exchange to Tomkins, PLC, a U.K. corporation ("Tomkins"), in July 1996 in exchange for Tomkins preferred stock. At approximately the same time, the Family formed GCM to provide administrative services to the Gates Family trusts.[3]

The members of GCM are the Gates Family trusts. The trustee of each trust is Bear Creek, which is wholly owned by GCM. The actions of Bear Creek as the trustee for the Gates Family trusts are decided by Bear Creek's Board of Directors. The Board of Directors of Bear Creek is elected by GCM's Board of Managers. The Board of Managers of GCM consists of six Family members. Each of the six Family branches selects a person to represent it on GCM's Board of Managers.

Bear Creek's services include acting as trustee, custodian and executor and it provides financial, investment, tax and accounting and other agency and advisory services as may be deemed appropriate by its Board of Directors in accordance with the applicable laws of the State of Wyoming and of the United States. Bear Creek's investment management services are limited to (a) trust administration, (b) investment management services using individual investment strategies provided by third-party subadvisers, and (c) preparation of quarterly reports. Consistent with its governing documents and policies, the sole clients of Bear Creek are and will continue to be the Family. Bear Creek does not and will not advertise its services.

Like Bear Creek, GCP was formed to serve the Family by providing investment advice to the Gates Family by advising and managing Evergreen. GCP was formed by GCM to separate from Bear Creek's Board of Directors the potential liability exposure that could accompany the provision of investment advice in connection with the kind of private equity type investments

[3] GCM and its wholly owned subsidiaries serve as the family office for the Family. Charles Gates and his wife are deceased. The first generation members are either in their eighties or deceased. There are six Family branches. There are a number of second, third and fourth generation beneficiaries of several of these lines.

contemplated by Evergreen. Evergreen, which is exempt (and intends to remain exempt) from treatment as an "investment company" under Section 3(c)(1) of the Investment Company Act of 1940 (the "Investment Company Act"), was recently formed by the Family to facilitate the Family's investments in private equity and alternative investments. Presently, it is contemplated that less than 10% of the total available Family assets to invest will be invested in Evergreen. GCP will act as the sole manager of Evergreen.

Except for the ownership of membership interests of a limited number of GCP employees in Evergreen (discussed below), GCP will only provide advice to the Family. Evergreen is wholly owned by the Family, except for potential limited employee ownership of membership interests by senior level employees of GCP. GCP will act as investment adviser and sole manager of Evergreen, and GCP's compensation will be limited to reimbursement from Evergreen of reasonable fees and out-of-pocket expenses in performing its obligations to Evergreen. The reimbursements are intended to cover GCP's costs for providing such services and not to serve as a profit center for the Family.

Reason for Application

Bear Creek, for the reasons set forth in its original application, and GCP, for the reasons explained below, are likely to fall within the literal definition of an investment adviser in connection with advice provided to the Family, Evergreen and the Family trusts. Bear Creek and GCP are filing this Application because they believe that the Order requested (like the Order received by Bear Creek) is appropriate in the public interest and fully consistent with the protection of investors and the policies and purposes of the Act. Except for the ownership of membership interests in Evergreen by a limited number of GCP senior level employees, the only clients of GCP, like Bear Creek, are, and will continue to be, members of the Family. In addition, like Bear Creek, GCP has not advertised and it will not advertise its services and will not hold itself out to the public as an investment adviser.

Limited Employee Participation

GCP anticipates that a small number of GCP's employees may participate in the ownership of non-voting membership interests in Evergreen or Future Family Investment Pools. The employees that may invest in Evergreen or in Future Family Investment Pools (each of which will be exempted from treatment as an investment company under the Investment Company Act) will be limited to senior level employees who regularly participate on behalf of GCP in providing investment advice to Evergreen or the Future Family Investment Pools, as applicable. The clerical/administrative staff will not be permitted to own an interest in Evergreen of Future Family Investment Pools. Upon the termination of their employment with GCP, employees who have invested in Evergreen's membership interests will be permitted to retain their Evergreen interest after their employment terminates but their interest would be limited to their investment at the time of termination plus any accretion or distribution on their investment. They would not be permitted to make any new investments in Evergreen. Currently, GCP anticipates that no more than four GCP employees will be eligible to own membership interests in Evergreen. GCP believes that the anticipated employee participation in Evergreen will align the employees' interests with the Family's interests.

Bear Creek also seeks future relief under the Order in the event that Bear Creek provides investment advice to Future Family Investment Pools. In such cases, similar to GCP, Bear Creek employees may invest in non-voting interests in Future Family Investment Pools. Other than employee participation, these pools would be owned and controlled exclusively by the Family for the benefit of the Family. The employees who will be permitted to invest will be limited to senior level employees who regularly participate on behalf of Bear Creek in providing the investment advice to such investment entity or entities. The clerical/administrative staff will not be permitted to own an interest in such investment entity or entities. Upon the termination of their employment with Bear Creek, employees who have invested in a Future Family Investment Pool would be permitted to retain their interest in such fund after their employment terminates but their interest would be limited to their investment at the time of termination plus any accretion or distribution on their investment. They would not be permitted to make any new investments in such fund. Like GCP, Bear Creek believes that the employee participation in Family private investment pools will align the employees' interests with the Family's interests.

III. BASIS FOR RELIEF REQUESTED

A. Relevant Provisions of the Act.

Section 202(a)(11) of the Act defines "investment adviser" to mean any person who

> for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities; but does not include (A) a bank, or any bank holding company as defined in the Bank Holding Company Act of 1956, which is not an investment company, except that the term "investment adviser" includes any bank or bank holding company to the extent that such bank or bank holding company serves or acts as an investment adviser to a registered investment company, but if, in the case of a bank, such services or actions are performed through a separately identifiable department or division, the department or division, and not the bank itself, shall be deemed to be the investment adviser; (B) any lawyer, accountant, engineer, or teacher whose performance of such services is solely incidental to the practice of his profession; (C) any broker or dealer whose performance of such services is solely incidental to the conduct of his business as a broker or dealer and who receives no special compensation therefor; (D) the publisher of any bona fide newspaper, news magazine or business or financial publication of general and regular circulation; (E) any person whose advice, analyses, or reports relate to no securities other than securities which are direct obligations of or obligations guaranteed as to principal or interest by the United States, or securities issued or guaranteed by corporations in which the United States has a direct or indirect interest which shall have been designated by the Secretary of the Treasury, pursuant to section 3(a)(12) of the Securities Exchange Act of 1934, as exempted securities for the purposes of that Act; or <u>(F) such other persons not within the intent of this paragraph, as the Commission may designate by rules and regulations or Order</u>.

Similar to Bear Creek, GCP's proposed activities appear to fall within the literal definition of an investment adviser.

Registration requirements for persons falling under the definition of an investment adviser are provided in Section 203(c) of the Act.

Section 203(b) of the Act provides several exemptions from registration under Section 203(a). Among the relevant exceptions listed in Section 203(b) are (1) any investment adviser all of whose clients are residents of the state within which such investment adviser maintains his or its principal office and place of business, and who does not furnish advice or issue analyses or reports with respect to securities listed or admitted to unlisted trading privileges on any national securities exchange; . . . (3) any investment adviser who during the course of the preceding twelve months has had fewer than fifteen clients and who neither holds himself out generally to the public as an investment adviser nor acts as an investment adviser to any investment company registered under title I of this Act.

B. Application of the Act to GCP and Bear Creek.

Like Bear Creek, as set forth in Bear Creek's original Application, the exemptions provided in Section 203(b) are not applicable to GCP. GCP, in addition to managing and providing investment advice to Evergreen, will advise at least fourteen individual Family members and therefore will have more than fifteen clients, many of whom are residents of states other than Colorado where GCP was formed and where its principal office will be located. In addition, GCP does not plan to limit its investment advisory activities to unlisted securities.

GCP, similar to Bear Creek, will have more than $25 million of securities portfolios subject to GCP's continuous and regular supervisory or management services because the combined assets of Evergreen and the Family exceed $25,000,000 (the Family's investments in Evergreen already exceeds $90 million). Accordingly, Section 203A of the Act does not prohibit Bear Creek or GCP from registering with the Commission. Because none of the exemptions would be applicable to them and Bear Creek and GCP would not be prohibited from registering with the Commission under Section 203A of the Act without an express exemption Order from the Commission, both Bear Creek and GCP would be required to maintain their registration as an investment adviser under the Act.

Neither GCP Nor Bear Creek Will Hold Itself Out to the Public as an Investment Adviser

Like Bear Creek, GCP will not engage in any advertising. Also like Bear Creek, GCP will not attend investment-related conferences as a vendor and will not conduct any marketing activities whatsoever nor will it be listed in the telephone book or any other directory as an investment adviser. Neither GCP or Bear Creek will be known to the public as an investment adviser and under no circumstances will either offer or provide services of any kind to persons other than the Family and a small number of senior level employees of GCP. Finally, similar to Bear Creek, GCP has no plans to solicit retail clients either now or in the future, and its services to the Family will remain its exclusive function.

GCP Will Provide Advice Only to the Family and a Limited Number of Senior Level Employees

Requiring GCP to maintain registration under the Act would not advance the public interest and is not consistent with the protection of investors and the purposes of the Act because GCP will provide advice only to the Family and will not offer services to anyone other than the Family and a small number of senior level employees of GCP described above. Therefore, GCP respectfully requests that the Commission issue an Order pursuant to Section 202(a)(11)(F) declaring GCP to be a person not within the intent of the Act.

IV. DISCUSSION OF PRECEDENT

Like Bear Creek, the business of GCP is not of the type to which the Act was meant to apply and therefore both GCP and Bear Creek should be granted an Order from the Commission under Section 202(a)(11)(F) of the Act.

As described above, GCP's position is substantially the same as the position of Bear Creek in Bear Creek Inc. (Investment Advisers Act Release No. 1931 (March 9, 2001)). In fact, GCP serves the same family, the Gates family, that Bear Creek serves. GCM formed Bear Creek in October 1998 as a Wyoming corporation to act as trustee for the Family trusts then in existence as well as any new Family trusts formed in the future by and for the sole benefit of members of the Family. Bear Creek is wholly owned by GCM, which itself is wholly owned by the Gates Family. In its capacity as trustee to the Family trust, Bear Creek also provides investment advice to the trusts. The only clients of Bear Creek are Family members.

In its 2001 Application, Bear Creek, among other things, represented that (i) it was formed to become the trustee and provide administrative and management services to trusts created by and for the sole benefit of the Gates Family; (ii) the services it provides to the Family trusts include acting as trustee, custodian and executor of the trusts and performing such other fiduciary services and financial, investment, tax and accounting, and other agency and advisory services for the trusts; (iii) the investment-related services that it provides to the trusts are limited to trust administration, selection of third-party subadvisers, and preparation of quarterly reports; (iv) investment advisory services using its own staff make up only a small portion of its overall activities; (v) the investments of the Family trusts are managed primarily by third-part subadvisers selected by Bear Creek's investment committee; (vi) only a small portion of the payments that it receives from the trusts is compensation for furnishing investment advice; (vii) it does not hold itself out to the public as an investment adviser or engage in any advertising, attend any investment-related conferences as a vendor, or conduct any marketing activities whatsoever nor is Bear Creek listed in any phone book or other directory as an investment adviser; and (viii) it has no retail clients and has no plans, now or in the future, to solicit clients from the retail public.

Similar to Bear Creek, GCP represents that (i) it was formed to provide investment advisory services to trusts created by and for the sole benefit of the Gates Family; (ii) the services it will provide to the Family trusts include financial and investment, tax and accounting services; (iii) it does not hold itself out to the public as an investment adviser or engage in any advertising, attend any investment-related conferences as a vendor, or conduct any marketing activities whatsoever nor is GCP listed in any phone book or other directory as an investment adviser; and (iv) it has no retail clients and has no plans, now or in the future, to solicit clients from the retail public.

In the Bear Creek Order the Commission determined that Bear Creek was a person not within the intent of the Act. As stated above, GCP was formed by GCM to separate from Bear Creek's Board of Directors the potential liability exposure that could accompany the provision of investment advice in connection with the kind of private equity type investments contemplated by Evergreen. GCP respectfully suggests that the Commission should view GCP in the same manner as it viewed Bear Creek despite the differences between GCP and Bear Creek because, in essence, GCP is a special purpose entity of GCM and Bear Creek serving the same family. The differences between GCP and Bear Creek are: (1) Bear Creek is not primarily engaged in the investment advisory business while GCP's primary business is to provide advisory services to Evergreen and Gates Family members, and (2) the potential GCP employee participation in Evergreen. The Applicants respectfully suggest that these differences should be disregarded by the Commission as inconsequential in light of reason behind the formation of GCP and the overwhelming number of similarities between Bear Creek and GCP:

- Both were formed by GCM as wholly owned subsidiaries
- Both are wholly owned and controlled by the Family
- Both only serve the Family (except for limited GCP senior level employee participation in Family private investments funds)
- Both do not hold themselves out to the public as investment advisers
- Both do not engage in any advertising
- Both do not attend any investment-related conferences as vendors
- Both do not conduct any marketing activities
- Both are not in any phone books or other directories as investment advisers
- Both have no retail clients and have no plans, now or in the future, to solicit clients from the retail public

Because both are owned and controlled by the Family and only provide investment advice to the Family (except as noted regarding employee participation), is no useful public policy would be served by requiring GCP and Bear Creek to register under the Act.

On December 2, 2004, the Commission addressed the issue whether the new Adviser Act rule 203(b)(3)-2 should contain a special provision for limited partnerships owned or controlled primarily by members of a single family. See Registration Under the Advisers Act of Certain Hedge Fund Advisers (Investment Advisers Act Release No. 2333, footnote 249). It concluded that special provisions for family companies were not warranted. The Commission noted that it had granted exemptive relief, on application, to a number of family office advisers, including Bear Creek and Moreland Management. This Application seeks an exemption Order for GCP because it is an affiliate of Bear Creek and only serves the Family, the same as Bear Creek.

In addition, GCP's position is similar to situations previously ruled on by the Commission. In the Matter of Moreland Management (Investment Advisers Act Release No. 1700 (February 12, 1998)), the Commission granted relief in a situation which is nearly identical to Bear Creek's and similar to GCP's. In Moreland, a company was formed by a trust that owned all of the company's stock. The trust existed for the benefit of a single family and its descendants. The company was formed to serve as the family office of the family and the company performed services for the trust under contract. Among the various services provided to the trust were asset allocation, record keeping, investment due diligence, federal and state tax advice, coordination of professional relationships with accountants and attorneys, and numerous other responsibilities. The company also had clients who were immediate family members of the family and the trustees, foundations, partnerships, and other entities created by them or by the trusts to serve as vehicles for investments. Like GCP (and Bear Creek), the company in Moreland did not offer or perform services to the public. The Commission determined that the company was a person not within the intent of the Act.

In the Matter of Roosevelt & Son (Investment Advisers Act Release No. 54 (August 31, 1949)), a general partnership was organized to manage and supervise investments in real and personal property for the account of the partnership and for the estates and trusts in which various members of the family had an interest or were beneficiaries. Two-thirds of the accounts of the partnership were held by brothers in their capacity as executors and testamentary trustees of estates and trusts in which, for the most part, various members of the Roosevelt family had an interest or were beneficiaries. Remaining accounts were nonfamily accounts that were originally accepted for such reasons as friendship or former employment with the family. Approximately 80% of the partnership's employees' time was spent on tax returns and bookkeeping operations relating to investments. The remaining 20% was devoted to the management of personal and real property owned by partners or clients. The Commission granted an Order in the Roosevelt matter stating that the partnership was not an investment adviser within the intent of the Act.

Finally, the Commission granted a Section 202(a)(11)(F) Order to Longview Management Group LLC ("Longview"), an investment adviser created to manage the assets of the Crown family and that also managed the assets of certain nonfamily employees and their descendants. See In the Matter of Longview Management Group LLC (Investment Advisers Act Release No. 2013 (Feb. 7, 2002)) and Longview Management Group LLC; Notice of Application (Investment Advisers Act Release No. 2008 (Jan. 3, 2002)). In addition to providing investment advisory services for the family and family entities, Longview advised a handful of nonfamily members that invested in the family investment entities. These include a former longtime Crown family employee, a longtime family attorney, and the families of two longtime Crown family employees (the employees themselves were since deceased). In Longview, nonfamily members were limited to their then-current investments, no new nonfamily members were permitted to invest, and Longview was not allowed to enter into any new advisory relationships with nonfamily members. Nevertheless, nonfamily members were permitted to be advised. Here, the nonfamily members will be limited to selected senior level employees of GPC and Bear Creek, respectively, who regularly engage in providing investment advice to the same Family pooled investment vehicles in which the employees invest.

V. POLICY CONSIDERATIONS

GCP is a private company indirectly wholly owned by the Family that was formed to advise, and serve as the manager of, Evergreen (GCP is a wholly owned subsidiary of GCM). Except for possible limited participation of a small number of senior level GCP employees in

Evergreen, Evergreen will hold and invest assets of the Family for the sole benefit of the Family. GCP's services are very narrowly tailored to the needs of the various Family trusts and not to the needs of the public at large. GCP will not at any time seek or accept the business of persons other than the Family.

The Act was intended to protect the public by regulating investment advisers engaged in the business of providing advice regarding securities. However, because GCP will not undertake investment advisory functions with respect to the public, there is no need to apply the Act to the activities of GCP. To require GCP to maintain its registration as an investment adviser would be inappropriate and not in the best interest of the Family. Thus, no useful purpose would be served by requiring GCP to register under the Act.

GCP believes that the issuance of an Order under Section 202(a)(11)(F) of the Act is fully justified and is in the public's interest.

VI. RELIEF REQUESTED

GCP respectfully requests an Order of the Commission, pursuant to Section 202(a)(11)(F) of the Act, declaring GCP to be a person not within the intent of the Act and therefore not required to maintain its registration as an investment adviser.

In addition, Bear Creek and GCP respectfully request an Order of the Commission, pursuant to Section 202(a)(11)(F) of the Act, declaring Bear Creek and GCP to be a persons not within the intent of the Act and therefore not required to maintain their registrations as an investment adviser if, in the future, Bear Creek or GCP, manages or provides investment advice to any Family pooled investment vehicles established that are (a) exempt from treatment as an "investment company" under Section 3(c)(1) of the Investment Company Act of 1940 and (b) owned and controlled exclusively by the Family for the benefit of the Family, except that (i) employees of GCP or Bear Creek, respectively, who regularly participate in providing investment advice to a Family pooled investment vehicle may own interests in such pool, and (ii) if these employees separate from employment with GCP or Bear Creek, as applicable, their pool interests would be limited to their investment at the time of separation together with reinvestment of accretions or distributions on that interest.

VII. PROPOSED NOTICE

A proposed form of notice is attached to this application as Exhibit A.

VIII. AUTHORIZATIONS

Gates Capital Partners, LLC

The Articles of Organization and Operating Agreement of GCP provide that the management of GCP shall be vested in a Board of Managers. All of the members of GCP's Board of Managers signed a resolution authorizing Marshall F. Wallach to execute and file this application. Therefore, all of the requirements in GCP's Articles of Organization and Operating Agreement have been fulfilled in order for the application to be filed.

The undersigned, Marshall F. Wallach, an authorized member of the Board of Managers of GCP, has been fully authorized to sign and file this application and any amendments thereto on behalf of GCP pursuant to the following resolutions of GCP's Board of Managers:

> RESOLVED that Marshall F. Wallach ("Wallach"), as a member of the Board of Managers of GCP be, and hereby is, authorized and directed to prepare and file with the Securities and Exchange Commission (the "Commission") an application for an Order of exemption of the company from the provisions of the Investment Advisers Act of 1940, as amended (the "Act"), together with the exhibits thereto (the "Application"), as Wallach deems appropriate and to take any further action and execute and deliver all further documents as Wallach deems appropriate to accomplish the purposes of this resolution, including without limitation the following:
>
> 1. The execution and filing with the Commission of the Application, in such form and with such alterations, modifications and amendments as Wallach may deem appropriate.
>
> 2. The preparation and filing with the Commission of any application for confidential treatment of exhibits to be furnished to the Commission and the amendment or modification of the same as Wallach may deem appropriate.

Gates Capital Partners, LLC, a Colorado limited liability company

Date: May 9, 2006 By: [signature]

Name: Marshall F. Wallach
Title: Member of the Board of Managers

Verification

State of Colorado)
) ss.
City and County of Denver)

The undersigned, being duly sworn, deposes and says that he has executed the foregoing Application, dated May 9, 2006, for and on behalf of Gates Capital Partners, LLC; that he is a member of the Board of Managers of such company; and that all action by members and managers, and other bodies, if any, necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

MF Wallach

Name: Marshall F. Wallach
Title: Member of the Board of Managers
Gates Capital Partners, LLC

SUBSCRIBED AND SWORN to before me, a notary public, this 9 day of May, 2006.

Margaret Puetz

My Commission Expires 04/02/2007

MARGARET S. PUETZ NOTARY PUBLIC STATE OF COLORADO

Bear Creek Inc.

The Articles of Incorporation and Bylaws of Bear Creek provide that all corporate powers shall be exercised by or under the authority of, and the business affairs of Bear Creek shall be managed under the direction of, the Board of Directors. The Bylaws of Bear Creek further provide that the Board of Directors may take any action required or permitted to be taken at a meeting of the directors if a consent in writing, setting forth the action to be taken, is signed by all of the directors.

All of the members of Bear Creek's Board of Directors signed a resolution authorizing the chairman of the Board of Directors to execute and file this application. Therefore, all of the requirements in Bear Creek's Articles, Bylaws and similar documents have been fulfilled in order for the application to be filed.

The undersigned, Charles Gates Cannon, Chairman of the Board, has been fully authorized to sign and file this application and any amendments thereto on behalf of Bear Creek pursuant to the following resolution of Bear Creek's Board of Directors.

> RESOLVED that the Chairman of the Board be, and hereby is, authorized to prepare and file with the Securities and Exchange Commission (the "Commission") an application for an order of exemption of Bear Creek from the provisions of the Investment Advisers Act of 1940 (the "Act"), together with the exhibits thereto (the "Application") as the Chairman deems appropriate and to take any further action and execute and deliver all further documents as the Chairman deems appropriate to accomplish the purposes of this resolution, including without limitation the following:
>
> 1. The execution and filing with the Commission of the Application, in such form and with such alterations, modifications and amendments as such the Chairman may deem appropriate.
>
> 2. The preparation and filing with the Commission of any application for confidential treatment of exhibits to be furnished to the Commission and the amendment or modification of the same as the Chairman may deem appropriate.

BEAR CREEK INC., a Wyoming corporation

Dated: May 16, 2006

By: ______________________
Charles Gates Cannon
Chairman of the Board

Verification

State of Colorado)
) ss.
City and County of Denver)

The undersigned, being duly sworn, deposes and says that he has executed the foregoing Application, dated May 16, 2006, for and on behalf of Bear Creek Inc.; that he is the Chairman of the Board of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Charles Gates Cannon
Chairman of the Board

SUBSCRIBED AND SWORN to before me, a notary public, this 16, day of May 2006.

MARGARET S. PUETZ NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 04/02/2007

EXHIBIT A

SECURITIES AND EXCHANGE COMMISSION

Rel. No. IA -

Gates Capital Partners, LLC
Bear Creek Inc.

AGENCY: Securities and Exchange Commission ("Commission")

ACTION: Notice of Application for exemption under the Investment Advisers Act of 1940 ("Advisers Act").

APPLICANTS: Gates Capital Partners, LLC ("GCP") and Bear Creek Inc. ("Bear Creek").

RELEVANT 1940 ACT SECTION: Order requested under Section 202(a)(11)(F) of the Advisers Act declaring the applicant to be a person not within the intent of the Advisers Act.

SUMMARY OF APPLICATION: Each of GCP and Bear Creek requests an Order declaring that it is not a person within the intent of the Advisers Act. In addition, each of GCP and Bear Creek also seeks an Order declaring that it is not a person within the intent of the Advisers Act if GCP and/or Bear Creek, as applicable, manage family pooled investment vehicles established in the future that are (a) exempt from treatment as an "investment company" under Section 3(c)(1) of the Investment Company Act of 1940 and (b) owned and controlled exclusively by the Gates family for the benefit of the Gates family, except that (i) employees of GCP or Bear Creek, respectively, who regularly participate in providing investment advice to the family investment pool may own interests in such pool, and (ii) if these employees separate from employment with GCP or Bear Creek, respectively, their pool interests would be limited to their investment at the time of separation together with reinvestment of accretions or distributions on that interest.

FILING DATES: The Application was filed on May __, 2006.

HEARING OR NOTIFICATION OF HEARING: An Order granting the Application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving the Applicants (GCP and Bear Creek) with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on ____________, 2006, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, Securities and Exchange Commission, 100 F Street, NE., Washington, D.C. 20549. Applicants: (1) Gates Capital Partners, LLC, 3575 Cherry Creek

North Drive, Denver, Colorado 80209, and (2) P.O. Box 4430, 199 E. Pearl Street, Suite 102, Jackson, Wyoming 83001.

FOR FURTHER INFORMATION CONTACT: Jennifer Sawin at (202) 551-6724 (Division of Investment Management, Office of Investment Adviser Regulation).

SUPPLEMENTARY INFORMATION: The following is a summary of the Application: the complete Application is available for a fee from the Commission's Public Reference Branch.

I. APPLICANTS' REPRESENTATIONS

1. Bear Creek Inc. ("Bear Creek") was formed under the laws of Wyoming on October 1, 1998, to become the trustee and provide administrative services and management of assets to numerous trusts (the "Trusts") created by and for the sole benefit of a single family (the Gates family). Bear Creek's sole shareholder is Gates Capital Management, LLC, a Colorado limited liability company ("GCM"), which is owned by the Trusts and currently serves as the Trusts' "family office."

2. Beginning in 1935, Charles C. Gates started making legal arrangements to assure that the welfare of his family was secure by creating a family trust and granting to that trust stock in the family business, Gates Rubber Company. Since that time other trusts have been created by Charles C. Gates and his wife, Hazel R. Gates, and their lineal descendants and the spouses of such descendants. Such descendants, trusts established by and for the sole benefit of such descendants, charitable trusts established by Mr. and Mrs. Gates or their lineal descendants and companies wholly owned by such lineal descendants and/or by such charitable trusts are collectively referred to as the "Family."

3. Gates Capital Partners, LLC, a Colorado limited liability company ("GCP"), was formed as a wholly owned subsidiary of GCM on September 20, 2005, to provide investment advice to the Family by managing Evergreen 37, LLC and providing investment advice to individual Family members.

4. Evergreen 37, LLC, a Wyoming limited liability company ("Evergreen"), was recently formed by the Family to facilitate the Family's investments in private equity and alternative investments. GCP will act as the manager of Evergreen.

5. As investment adviser to, and manager of, Evergreen, GCP's compensation will be limited to reimbursement from Evergreen of reasonable fees and out-of-pocket expenses in performing its obligations to Evergreen. The reimbursements are intended to cover GCP's costs for providing such services and not to serve as a profit center for the Family.

6. GCP anticipates that a small number of GCP's employees may participate in the ownership of non-voting membership interests in Evergreen. The employees that would be permitted to invest in Evergreen will be limited to senior level employees who regularly participate in providing investment advice to Evergreen. Upon the termination of their employment with GCP, employees who have invested in Evergreen's membership interests will be permitted to retain their Evergreen interest after their employment terminates but their interest would be limited to their investment at the time of termination plus any accretion or distribution

on their investment. They would not be permitted to make any new investments in Evergreen. In addition, GCP and Bear anticipates that a small number of GCP's or Bear Creek's employees, as applicable, may participate in the ownership of non-voting interests future Family private investment pools similarly situated to Evergreen. The employees that would be permitted to invest will be limited to senior level employees who regularly participate in providing investment advice to such Family funds. Upon the termination of their employment with GCP or Bear Creek, as applicable, employees who have invested in such Family funds will be permitted to retain their interest therein after their employment terminates but their interest would be limited to their investment at the time of termination plus any accretion or distribution on their investment. They would not be permitted to make any new investments in the Family Funds.

7. Except as noted above in paragraph 6, GCP (like Bear Creek) will limit its provision of investment advice to the Family and has no public clients in the sense of retail or institutional investors and has no plans, now or in the future, to solicit or accept clients from the retail public.

8. Neither GCP nor Bear Creek holds itself out to the public as an investment adviser nor are they listed in the phone book or other directory as investment advisers. GCP and Bear Creek do not engage in advertising, attend investment management-related conferences as a vendor, or conduct marketing activities.

II. APPLICANTS' LEGAL ANALYSIS

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities. . . ." Both GCP and Bear Creek believe that the proposed activities involving the provision of investment and/or financial advice to companies owned and controlled by the Trusts or its activities as trustee of the Trusts, as applicable, may fall within the literal definition of "investment adviser."

2. Section 203(b) of the Advisers Act provides several exceptions from registration, none of which, GCP and Bear Creek assert, would appear to apply to GCP or Bear Creek. GCP and Bear Creek state that, specifically, the first exception -- for "intrastate" investment advisers -- may not be available to GCP or Bear Creek because not all of their "clients" are residents of Colorado. GCP expects to advise a Wyoming-based limited liability company as well as individual Trusts. In addition, not all of Bear Creek's "clients" are residents of Wyoming. In any event, neither GCP nor Bear Creek plan to limit its investment advisory activities to unlisted securities, a restriction that could prove to be unacceptable from a fiduciary perspective because it would sharply limit asset diversification considerations in the future. GCP and Bear Creek believe the other exceptions are also not available.

3. Bear Creek previously applied for, and received, an Order of the Securities and Exchange Commission (the "Commission") pursuant to Section 202(a)(11)(F) of the Advisers Act declaring that Bear Creek is a person not within the intent of the Act and not required to maintain its registration as an investment adviser. The Commission issued an Order for Bear

Creek in the spring of 2001. Bear Creek Inc. (Investment Advisers Act Release No. 1931 (March 9, 2001)). Bear Creek is an applicant pursuant to this Application in order to request additional relief from having to register as an investment adviser under the Adviser Act if in the future Bear Creek provides investment advice to private Family investment pools that permit limited senior level Bear Creek employees who regularly participate in providing investment advice to such pool to invest in such pool. Except as otherwise set forth herein, Bear Creek reiterates its legal analysis set forth in the application dated March 7, 2001 relating to the 2001 Order.

4. Upon the termination of their employment with GCP, employees who have invested in Evergreen's non-voting membership interests will be permitted to retain their Evergreen interest after their employment terminates, but their interest would be limited to their investment at the time of termination plus any accretion or distribution on their investment. They would not be permitted to make any new investments in Evergreen.

5. Both GCP and Bear Creek assert that if they were found to be within the definition of an investment adviser, they would be required to register as an investment adviser under the Advisers Act, notwithstanding the fact that (i) GCP is an affiliate of Bear Creek, (ii) GCP exists to provide investment advice to the Family, (iii) GCP serves the same family that Bear Creek serves, and (iv) neither GCP nor Bear Creek holds itself out to the public as an investment adviser.

4. GCP and Bear Creek state that neither of them is listed in any directory as an investment adviser and neither of them engages in any advertising, attends investment management-related conferences as vendor; or conducts any marketing activities whatsoever.

5. Bear Creek states that it is a private organization that was formed to be part of the "family office" for the Family. All of Bear Creek's clients are the Trusts created by or for the benefit of the Family. There are no public clients in the sense of retail investors. Bear Creek's services are sharply tailored to the needs of the Family and not to the needs of the public.

6. Similarly, GCP states that it is a private organization that was formed to provide investment advice to the Family. Except for a small number of family GCP employees who are regularly engaged in providing investment advice to the Family and who own membership interests in Evergreen, all of GCP's clients are part of the Family. There are no public clients in the sense of retail investors. GCP services are sharply tailored to the needs of the Family and not to the needs of the public.

7. Both GCP and Bear Creek state that they have no plans, now or in the future, to solicit clients from the public.

8. GCP believes that the relief requested in this Application is substantially similar to that granted by the Commission in at least six instances in addition to Bear Creek Inc. (Investment Advisers Act Release No. 1931 (March 9, 2001)). In the Matter of Donner Estates, Inc., Investment Advisers Act Release No. 21 (November 3, 1941) (corporation all of the stock of which was held in trust for the benefits of members of a single family and which furnishes

investment advisory services a to trust created by and for the benefit of the same family, and to a charitable trust and a charitable corporation created by a member of such family); In the Matter of The Pitcairn Company, Investment Advisers Act Release No. 52 (March 2, 1949) (corporation whose business consists of holding, investing, and reinvesting its funds for a family, all of whom are the spouses, descendants, or spouses of descendants of three brothers); In the Matter of Roosevelt & Son, Investment Advisers Act Release No. 54 (August 31, 1949) (general partnership organized to manage and supervise investments in real and personal property for the account of the firm and for the estates and trusts in which various members of the family have an interest or are beneficiaries); In the Matter of Augustus P. Loring, Jr., Investment Advisers Act Release No. 33 (July 22, 1942) (individual who was primarily engaged in the business of acting as a professional trustee under judicial appointments, appointments under trust indentures, or pursuant to powers of attorney, who derived most of his income from acting as trustee, who managed and administered personal and real property in addition to the Supervision of Securities, and who did not hold himself out as giving advice to others as to securities); In the Matter of Moreland Management, Investment Advisers Act Release No. 1700 (February 12, 1998) (corporation formed by a trust which owned all of the corporation's stock; the corporation was formed to serve as the family office of the family and performed such services as asset allocation, record keeping, investment due diligence, federal and state tax advice, coordination of professional relationships with accountants and attorneys, and numerous other responsibilities); and In the Matter of Longview Management Group LLC, Investment Advisers Act Release No. 2013 (February 7, 2002) and In the Matter of Longview Management Group LLC, Notice of Application, Investment Advisers Act Release No. 2008 (Jan. 3 2002) (an investment adviser created to manage the assets of the Crown family was also permitted to manage the assets of certain nonfamily employees and their descendants).

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Nancy Morris, Secretary.

SOLICITORS, 54725, 00011, 101132498.7, Gates 202(a)(11)(F) Application